[LETTERHEAD OF STOCKGROUP.COM]


August 14, 2001

United States Securities and Exchange Commission
Washington, DC
USA 20549

Attention:   Owen Pinkerton

Via fax to:  202-942-9635
(Telephone   202-942-1971)


Dear Mr Pinkerton,

Please accept this letter as our request to withdraw two Post-Effective Amendments filed by our company on July 31, 2001 as detailed below:

1.   JULY 31, 2001     POST-EFFECTIVE AMENDMENT #1 TO FORM SB-2 #333-57296
2.   JULY 31, 2001     POST-EFFECTIVE AMENDMENT #2 TO FORM SB-2 #333-37938

Our detailed Company information is as follows:

STOCKGROUP.COM HOLDINGS, INC.
SIC# 6282
IRS # 84-1379282
CUSIP # 861273 100

Thank you for your time and assistance.

Sincerely,
STOCKGROUP.COM HOLDINGS, INC.

/s/ Lindsay Moyle
------------------------------------
(Mr) Lindsay Moyle, CGA
Chief Financial Officer
Secretary and Treasurer